UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
 (Amendment No._________)*

CaesarStone Ltd.
(Name of Issuer)

Ordinary Shares, nominal value NIS 0.04 per share
(Title of Class of Securities)

M20598 104
(CUSIP Number)

December 31, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-l(b)
☒ Rule 13d-l(c)
 ☐ Rule 13d-I(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not he deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however. see the Notes).

CUSIP No. M20598 104	I3G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS

MIFALEI SDOT-YAM AGRICULTURAL COOPERATIVE SOCIETY LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) ☒ (*)
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5.	SOLE VOTING POWER

0
		6.	SHARED VOTING POWER

11,440,000
		7.	SOLE DISPOSITIVE POWER

10,440,000
		8.	SHARED DISPOSITIVE POWER

0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,440,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

32.5%
12	TYPE OF REPORTING PERSON (see instructions)

CO (**)
(*) The Reporting Person may be deemed a member of a group for purposes of this Schedule 13G. The other member of the group is Tene Investments in Projects 2016 Limited Partnership (“Tene”). The Reporting Person is separately filing this report on Schedule 13G from the other member of the group.
(**) The Reporting Person is an agricultural cooperative society, a unique Israeli corporation founded in order to promote interaction between its members, to improve their living conditions, their mutual businesses (mainly agriculture) and their manufacturing methods.

CUSIP No. M20598 104	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer
CaesarStone Ltd.

(b)	Address of Issuer’s Principal Executive Offices Kibbutz Sdot-Yam, MP Menashe 38805, Israel

Item 2.

(a)	Name of Person Filing
MIFALEI SDOT-YAM AGRICULTURAL COOPERATIVE SOCIETY LTD.

(b)	Address of the Principal Office or, if none, residence
Kibbutz Sdot-Yam, MP Menashe 3780400, Israel

(c)	Citizenship
Israel

(d)	Title of Class of Securities
Ordinary Shares, NIS 0.04 par value per share

(e)	CUSIP Number
M20598 104

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with §240.13d-l(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP No. M20598 104	Page 4 of 5 Pages

(a)	Amount beneficially owned: 11,440,000

(b)	Percent of class: 32.5%

(c)	Number of shares as to which the person has: 11,440,000

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 11,440,000.

(iii)	Sole power to dispose or to direct the disposition of: 10,440,000.

(iv)	Shared power to dispose or to direct the disposition of: 0.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less or a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities. check the following ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

The Reporting Person may be deemed a member of a group for purposes of this Schedule 13G. The other member of the group is Tene Investments in Projects 2016 Limited Partnership (“Tene”). The Reporting Person is separately filing this report on Schedule 13G from the other member of the group.

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief. the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. M20598 104	13G	Page 5 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/08/2017
Date

/s/ Amit Ben Tzvi
Signature

Business Manager
Name/Title

02/08/2017
Date

/s/ Marchellas Shani
Signature

Director of Finance
Name/Title

EXHIBIT NO.	DESCRIPTION

Exhibit 1	Attorney’s Certification dated February 8, 2017 certifying the signature authority of Person(s) signing on behalf of MIFALEI SDOT-YAM AGRICULTURAL COOPERATIVE SOCIETY LTD.